Exhibit GG

Press Release
Paris, 17 December 2015
No.19/15

Minutes of the Combined General Shareholders’ Meeting of 17 December 2015

MPI’s Combined General Shareholders’ Meeting, which was chaired today by Jean-François Henin, approved all resolutions put forward by the Board of Directors and in particular those relating to the proposed merger with Maurel & Prom (with an exchange parity of 1 Maurel & Prom share for 1.5 MPI shares) and the payment of an extraordinary dividend of €0.45 per MPI share.

This dividend will be detached from the share on 21 December 2015 and paid on 23 December 2015.

PRESS CONTACTS, INVESTOR AND SHAREHOLDER RELATIONS

MPI

ir@mpienergy.com

Phone: +33 1 53 83 55 44

For more information: www.mpienergy.com

Listed on: NYSE Euronext – Compartment B – CAC All Shares – CAC PME

ISIN code: FR0011120914

MPI is eligible for the French “PEA PME” investment scheme

This document may contain forward-looking statements about MPI’s financial position, income, activities and industrial strategy. By nature, forward-looking statements contain risks and uncertainties to the extent that they are based on events or circumstances that may or may not happen in the future. These projections are based on assumptions we believe to be reasonable, but which may prove to be incorrect and which depend on a number of risk factors such as, fluctuations in crude oil prices, changes in exchange rates, uncertainties related to the valuation of our oil reserves, actual rates of oil production and the related costs, operational problems, political stability, legislative or regulatory reforms, or even wars, terrorism and sabotage.

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